United States securities and exchange commission logo





                               March 31, 2023

       John W. Gamble, Jr.
       Chief Executive Officer
       Equifax do Brasil S.A.
       Avenida Paulista, 1,636
       3rd Floor, Suite 309, Room 1 Bela Vista
       S  o Paulo, Brazil, 01310-200

                                                        Re: Equifax do Brasil
S.A.
                                                            Registration
Statement on Form F-4
                                                            Filed March 6, 2023
                                                            File No. 333-270310

       Dear John W. Gamble:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed March 6, 2023

       Questions and Answers About the Transaction
       If the Transaction is consummated, what will I receive?, page 1

   1. We note that Boa Vista shareholders have multiple options with respect to the consideration that they
receive in connection with this transaction. Please revise to lay out in a tabular form, or
other easily readable chart, an explanation of the Boa Vista shareholder options
with respect to the consideration, withdrawal rights, and eventual put and call options in
connection with this transaction.
   2.                                                   We note that any cash
amounts payable upon the redemption will be adjusted
                                                        downwards. Please
estimate the potential adjustments, if feasible, and provide examples
 John W. Gamble, Jr.
Equifax do Brasil S.A.
March 31, 2023
Page 2
         under each redemption scenario that explains what shareholders would receive. If you are not able to estimate the potential adjustments, please explain why. In this light, we note that on page 89 you have estimated that as of September 30, 2022, claims against Boa
         Vista totaled approximately R$103.1 million.
What shareholder approvals are needed for the Transaction?, page 2

3. Here and in the "Required Vote" section on page 15, please revise to state the remaining percentage of BV Common Shares required to vote at the BV Special Meeting to approve the transaction, which we note is approximately 10.11%.
What percentage ownership will former Boa Vista shareholders hold in EFX and/or EFX Brasil
...., page 7

4. Please add a question and answer that addresses how the Consideration may be affected by fluctuations in the Brazilian real/U.S. dollar exchange rate, as discussed in your risk factor on page 28 and in the Risks Relating to Brazil, starting on page 39.
Summary of the Transaction
Risk Factors, page 14

5. Please revise to provide a summary of the risk factors here. Please refer to Item 3 of Form
         F-4.
Quorum for Installation, page 15

6. We note your statement that "[t]he BV Special Meeting will be installed on first call if
         25% of the issued and outstanding BV Common Shares are present, in person or by proxy." Please revise to state whether quorum will be met by nature of the ownership of
         EFX Brasil and ACSP, which own approximately 40% of the issued and outstanding shares.
Risk Factors
Security Breaches and other disruptions to information technology infrastructure .., page 28

7. To the extent that Boa Vista has experienced a material cybersecurity event, leak, or data breach, please revise to state as much, quantify such impacts, and describe any other related consequences.
Boa  Vista may
FirstName      not hold allW.
           LastNameJohn    intellectual
                              Gamble, property
                                        Jr.     rights ..., page 30
Comapany
8.         NameEquifax
       Please             do Brasil
              disclose which        S.A.material trademarks are currently being
challenged and if
                             Boa Vista
March possible,
       31, 2023 describe
                 Page 2 the related quantitative impact on Boa Vista's
business.
FirstName LastName
 John W. Gamble, Jr.
FirstName
Equifax do LastNameJohn W. Gamble, Jr.
            Brasil S.A.
Comapany
March      NameEquifax do Brasil S.A.
       31, 2023
March3 31, 2023 Page 3
Page
FirstName LastName
Boa Vista may face difficulties in implementing EFX's technology ..., page 32

9. To the extent material, please state the anticipated costs associated with implementing the
         EFX technology transformation strategy.
Background of the Transaction, page 46

10. Please revise your disclosure throughout this section to provide greater detail as to the background of the strategic options that you considered, the transaction, including the material issues discussed and key negotiated terms and agreements. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

                the material terms for any proposals and subsequent proposals and counter offers;

                at what point other strategic alternatives were eliminated from consideration;

                negotiation of the transaction documents and the parties involved;

                valuations, including the Valuation Report; and

                the consideration offered.
11. Please disclose all material details of the steps that occurred between early 2022 when
         EFX approached ACSP about the potential take-private transaction and December 1,
         2022, when the EFX board of directors were provided with an update on the material terms and conditions of the transaction, which it subsequently approved on the same day.
12. Please elaborate on how the R$8.00 per share/aggregate purchase price of up to R$4.0 billion was determined and all consideration alternatives.
EFX's Reasons for the Transaction, page 47

13. We note the disclosure regarding the EFX board's reasons for the transactions. Please revise to state all material factors considered, both positive and negative. Additionally, please disclose whether the EFX board considered the consideration to be offered in connection with the transaction. If not, please state why the EFX board did not consider the consideration and whether the EFX board continues to recommend the transaction.
         Finally, we note that the EFX board agreed to recommend the transaction on December 1,
         2022, but negotiations with respect to the transaction were ongoing throughout December
         2022 and into February 2023, in connection with entry in to the Voting Agreement. Please revise to state whether the EFX board considered the events after December 1, 2022 and if it continues to recommend the transaction.
 John W. Gamble, Jr.
FirstName
Equifax do LastNameJohn W. Gamble, Jr.
            Brasil S.A.
Comapany
March      NameEquifax do Brasil S.A.
       31, 2023
March4 31, 2023 Page 4
Page
FirstName LastName
The Transaction
Accounting Treatment of the Transaction, page 48

14. We note the disclosure on page 83 that (i) EFX Brasil was established as a vehicle for
         EFX   s business and investments in Brazil, (ii) EFX made its initial investment in Boa
         Vista through EFX Brasil in 2011, at which point the then-existing business and operations of EFX Brasil were taken over by Boa Vista, (iii) since such time, EFX Brasil has not engaged in any significant business other than holding the indirect interest of EFX in Boa Vista, (iv) it has no significant sources of income other than distributions from or gains or losses on its investment in Boa Vista. In view of the preceding, please explain to us your consideration and analysis in accounting for the transaction as a reverse acquisition guided by either IFRS 3 or IFRS 2 as appropriate.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4(g) - Transaction Adjustments, Earnings per share, page 79

15. We note adjustment 4(g) assumes all Boa Vista shareholders elect, pursuant to the Class A redemption option, to exchange all shares for Class A EFX Brasil Redeemable Shares resulting in an all cash redemption and no impact on pro forma earnings per share. Please explain your basis for assuming all Boa Vista shareholders elect to receive Class A EFX
         Brasil Redeemable Shares as opposed to other EFX Brasil Redeemable Shares.
         Additionally, explain your consideration of Regulation S-X 11-02(a)(10) and the impact on pro forma earnings per share of the underlying EFX Brasil common shares and the
         EFX BDRs if Boa Vista shareholders elect other EFX Brasil Redeemable Shares. In
         Notes 1(b) and 1(e) it appears you may be relying on the assumption that EFX Brasil common shares, issued pursuant to Class C Redeemable Shares, are redeemed for EFX
         BDRs and EFX BDRs issued pursuant to Class B and C EFX Redeemable Shares result in the issuance of EFX Inc. common shares and have no effect on the EPS of EFX Brasil. If our understanding is correct, please help us better understand how the EFX Common
         Shares and EFX BDRs issued as part of the consideration upon completion of the proposed transaction have no impact on pro forma EPS.
Business and Certain Other Information of EFX Brasil and Boa Vista, page 83

16. We note your disclosure regarding Boa Vista's business. Please revise to provide additional context and sources for the following statements. For example, where you discuss the size of the company or its market share, please revise to provide the appropriate quantitative measures. Where you make comparisons to competitors, please provide additional background information that explains the basis for making such comparisons. If any of the following statements are based on management's beliefs, please revise to state as much.

                "Boa Vista Servi os S.A. is one of the largest consumer credit bureaus in Brazil."
 John W. Gamble, Jr.
FirstName
Equifax do LastNameJohn W. Gamble, Jr.
            Brasil S.A.
Comapany
March      NameEquifax do Brasil S.A.
       31, 2023
March5 31, 2023 Page 5
Page
FirstName LastName
                "[Boa Vista is] currently holding significant market share in all segments of the economy, including large financial conglomerates, banks, financial service providers, fintechs, insurance companies, telecommunications service providers and electric utilities ... ."

                "The possession of a proprietary database is a primary differentiator between Boa
              Vista and other companies, which generally create solutions based on third-party data."

                "The Cadastro Positivo has increased the data available to the market, and will increasingly challenge companies in understanding how to use such data."

                "The largest companies in the market include Serasa Experian, Boa Vista, the
              Brazilian Credit Protection Service, or SPC Brasil, and Quod.
Many of Boa Vista   s
              competitors offer a similar suite of products, both in terms of consumer credit information and recovery services."
Management's Discussion and Analysis of Financial Condition and Results of Operation of EFX
Brasil and Boa Vista, page 93

17. For EFX Brasil, fair value gains on equity investments at FVPL were R$66,709,440 in
         2022 versus losses of R$(352,077,600) in 2021. Other Income, net was R$14,550,486 in
         2022 versus R$5,048,206 in 2021. Please disclose the reasons for the changes. Refer to guidance in Item 5.A of Form 20-F.
Liquidity and Capital Resources
Net Cash flows
Net Cash Flows from Operating Activities, page 102

18. Please clarify for us and in your disclosure how you determined the increase in profit adjusted for non-cash items for each period. Also, it appears for the interim period analysis the factors cited account for only R$31.3 million of the R$132.5 total change between the periods. Expand the analysis to include other material items impacting the variance between these periods. Further, discuss the material reason(s) underlying the changes in the factors noted for both the interim and annual periods. Note that merely citing changes in results and working capital may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F, in particular instruction 9 of instructions to Item 5, section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.
Principal Shareholders, page 108

19. Please disclose the natural persons that hold voting and/or investment power over the shares that are beneficially owned by the companies listed on page
108. Additionally, we
         note that "Others" own a total of 30.345% of BV Common Shares. Please revise to
 John W. Gamble, Jr.
Equifax do Brasil S.A.
March 31, 2023
Page 6
         provide the names of the major shareholders included in this amount, if known.
Boa Vista Servicos S.A.
Notes to the consolidated financial statements for the years ended December 31, 2021 and 2020
Note 21. Shareholders' Equity
(a) Share Capital, page F-68

20.      Please explain what    Green Shoe    refers to.
Note 29. Employee benefits
(i) Stock option plan, page F-85

21. Please explain how your disclosure provides the information to understand how the fair value was determined or revise your disclosure accordingly. Please refer to IFRS 2.46.
22. We note you recorded R$45,856 as of September 30, 2020 relating to the early vesting of options granted and not yet vested. On page F-62, Note 16(a), we note you recorded stock option plan expense to key management personnel of R$18,443. Please explain if these two amounts are related and, if so, the reason for the difference.
23. We refer you to the first table on page F-86, changes in balance of vested stock options.
         Please explain why the balance for the year ended December 31, 2021 of 24,970 is not consistent with the share-based payment plan balance on the statement of changes in
         shareholders    equity on page F-29 of 50,014.
General

24. We note that an appraiser was hired to prepare the Valuation Report. Please revise to
FirstName LastNameJohn W. Gamble, Jr.
       name the appraiser, summarize the Valuation Report, and provide the information
Comapany   NameEquifax
       required           do Brasil
                by Item 1015(b)     S.A.
                                of Regulation  M-A and file such report as an
exhibit. Please
March refer to Item
       31, 2023  Page4(b)
                       6 of Form F-4.
FirstName LastName
 John W. Gamble, Jr.
FirstName
Equifax do LastNameJohn W. Gamble, Jr.
            Brasil S.A.
Comapany
March      NameEquifax do Brasil S.A.
       31, 2023
March7 31, 2023 Page 7
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Richard Aftanas